Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 146-A-I dated November 24, 2008

Term sheet to
Product Supplement No. 146-A-I
Registration Statement No. 333-155535
Dated May 13, 2009; Rule 433

JPMorgan Chase & Co.

Structured Investments

JPMorgan Chase & Co.
$
Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to the U.S. Dollar due May 26, 2010

General

- The notes are designed for investors who seek a return of 2.1 times the appreciation of an equally weighted basket of three currencies, which we refer to as the Reference Currencies, relative to the U.S. Dollar over the term of the notes. If the Reference Currencies appreciate against the U.S. Dollar in the aggregate, your return at maturity will be positive; if the Reference Currencies depreciate against the U.S. Dollar in the aggregate, your return at maturity will be negative. Investors should be willing to forgo interest payments and, if the Basket depreciates, be willing to lose up to 100% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 26, 2010.
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about May 13, 2009 and are expected to settle on or about May 18, 2009.

Key Terms

Basket: An equally weighted basket of three currencies consisting of the Brazilian Real (“BRL”), the Australian Dollar (“AUD”) and the Norwegian Krone (“NOK”) (each a “Reference Currency,” and collectively, the “Reference Currencies”) that measures the performance of the Reference Currencies relative to the U.S. Dollar (the “Basket”). For information about the Reference Currencies, the Reference Currency Weights and the calculation of the Starting Spot Rate and Ending Spot Rate for each Reference Currency, see “Additional Key Terms” on page TS-1 of this term sheet.

Base Currency: The U.S. Dollar

Upside Leverage Factor: 2.1

Payment at Maturity: If the Ending Basket Level ***is greater than the Starting Basket Level***, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by 2.1*, subject to a Maximum Total Return on the notes that will not be less than 14.70%** at maturity. For example, assuming a Maximum Total Return of 14.70%**, if the Basket Return is equal to or greater than 7.00%, you will receive the Maximum Total Return on the notes of 14.70%**, which entitles you to a maximum payment at maturity of $1,147** for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1{,}000 + [\$1{,}000 \times (\text{Basket Return} \times 2.1)]$$

*The actual Upside Leverage Factor will be determined on the pricing date and will not be less than 2.1.
** The actual Maximum Total Return will be determined on the pricing date and will not be less than 14.70%.

If the Ending Basket Level decreases from the Starting Basket Level, you will lose 1% of the principal amount of your notes for every 1% that the Basket decreases. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1{,}000 + [\$1{,}000 \times (\text{Basket Return})]$$

You will lose some or all of your investment at maturity if the Ending Basket Level decreases from the Starting Basket Level.

Basket Return:

$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Starting Basket Level: Set equal to 100 on the pricing date, which is expected to be May 13, 2009.

Ending Basket Level: The Basket Closing Level on the Observation Date.

Basket Closing Level: The Basket Closing Level on the Observation Date will be calculated as follows:
100 × [1 + (BRL Return * 1/3) + (AUD Return * 1/3) + (NOK Return * 1/3)]
The BRL Return, AUD Return and NOK Return refer to the Reference Currency Return for the Brazilian Real, the Australian Dollar and the Norwegian Krone, respectively.

Reference Currency Return: With respect to each Reference Currency:

$$\frac{\text{Ending Spot Rate} - \text{Starting Spot Rate}}{\text{Starting Spot Rate}}$$

Observation Date: May 21, 2010

Maturity Date: May 26, 2010

CUSIP: 48123LX66

* Subject to postponement as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 146-A-I.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 146-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 146-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are __not__ guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

J.P.Morgan

May 13, 2009

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 146-A-I dated November 24, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 146-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 146-A-I dated November 24, 2008:

  http://www.sec.gov/Archives/edgar/data/19617/000119312508242312/d424b21.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms

Reference Currency Weights:

The following table sets forth the Reference Currencies, the Starting Spot Rate for each Reference Currency, the applicable Reuters Page and the weighting of each Reference Currency:

Reference Currency	Starting Spot Rate	Reuters Page	Reference Currency Weight
Brazilian Real (BRL)[†]		BRFR	1/3
Australian Dollar (AUD)[††]		WMRSPOT12	1/3
Norwegian Krone (NOK)[†]		WMRSPOT06	1/3

[†] The Starting Spot Rate for each of the Brazilian Real and the Norwegian Krone will be equal to one divided by the amount of the applicable Reference Currency per one U.S. Dollar and will be determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 6:00 p.m., New York City time, on the pricing date taking into account the quotient of one divided by either the applicable intra-day trades or the rates displayed on the applicable Reuters page. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page TS-2 of this term sheet.

[††] The Starting Spot Rate for the Australian Dollar will be equal to the amount of U.S. Dollars per one unit of Reference Currency and will be determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 6:00 p.m., New York City time, on the pricing date taking into account either the applicable intra-day trades or the rates displayed on the applicable Reuters page.

Spot Rate:

The Spot Rate for each of the Brazilian Real and the Norwegian Krone on a given date that falls after the pricing date will be equal to one divided by the amount of the applicable Reference Currency per one U.S. Dollar and will be determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 6:00 p.m., New York City time, on such date taking into account the quotient of one divided by either applicable intra-day trades or the rates displayed on the applicable Reuters page. The Spot Rate for the Australian Dollar on a given date that falls after the pricing date will be equal to the amount of U.S. Dollars per one unit of Reference Currency and will be determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 6:00 p.m., New York City time, on such date taking into account either applicable intra-day trades or the rates displayed on the applicable Reuters page.

Ending Spot Rate: For each Reference Currency, the Spot Rate for such Reference Currency on the Observation Date.

Currency Business Day: With respect to each Reference Currency, (a) any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and (b) (i) with respect to the Brazilian Real, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Sao Paulo, Brazil, (ii) with respect to the Australian Dollar, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Sydney, Australia, and (iii) with respect to the Norwegian Krone, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Oslo, Norway.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL —** The notes provide the opportunity to enhance returns by multiplying a positive Basket Return by the Upside Leverage Factor of 2.1, up to the Maximum Total Return on the notes. The actual Upside Leverage Factor will be determined on the pricing day and will not be less than 2.1. The actual Maximum Total Return will be determined on the pricing date and will not be less than 14.70%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **NO PROTECTION AGAINST LOSS —** Payment at maturity of the principal amount of your notes is not protected against a decrease in the Basket.

- **DIVERSIFICATION AMONG THE REFERENCE CURRENCIES —** The return on the notes is linked to the performance of a basket of global currencies, which we refer to as the Reference Currencies, relative to the U.S. Dollar, and will enable you to participate on a leveraged basis in any appreciation of the Reference Currencies relative to the U.S. Dollar, during the term of the notes. **Accordingly, the value of the Basket increases when the Reference Currencies appreciate in value against the U.S. Dollar.** The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian Real, the Australian Dollar and the Norwegian Krone.

- **TAX TREATMENT —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 146-A-I. Notwithstanding any disclosure in that product supplement to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions". Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and

JPMorgan Structured Investments —
Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to the U.S. Dollar

TS- 1

ownership of the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, upon a sale or exchange of a note (including redemption of the notes at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or redemption and your tax basis in the note, which should equal the amount you paid to acquire the note. Your gain or loss will generally be ordinary income or loss (as the case may be) for U.S. federal income tax purposes. However, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code") to treat this ordinary gain or loss as capital gain or loss (a "Section 988 Capital Treatment Election"). It is likely that the notes qualify for a Section 988 Capital Treatment Election. Assuming the Section 988 Capital Treatment Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as long-term capital gain or loss, assuming that you have held the note for more than one year. A U.S. Holder must make the Section 988 Capital Treatment Election with respect to a note by (a) clearly identifying the transaction on its books and records on the date the transaction is entered into as being subject to this election and either (b) filing the relevant statement verifying this election with the holder's U.S. federal income tax return or (c) otherwise obtaining independent verification as set forth in the Section 988 Regulations. You should consult your tax adviser regarding the U.S. tax considerations with respect to an investment in the notes, as well as the availability, mechanics and consequences of a Section 988 Capital Treatment Election. Due to the absence of authorities that directly address the proper characterization of the notes, no assurance can be given that the Internal Revenue Service (the "IRS") will accept, or that a court will uphold, this characterization and tax treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as "foreign currency contracts", within the meaning of Section 1256 of the Code, or as "contingent payment debt instruments", as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 146-A-I.

Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies or any contracts related to the Reference Currencies. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 146-A-I dated November 24, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal at maturity. The return on the notes at maturity, if any, is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decrease in the Ending Basket Level, as compared to the Starting Basket Level. **You will lose some or all of your principal if the Ending Basket Level is less than the Starting Basket Level.**

- **CURRENCY MARKET RISK —** The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. Any positive Basket Return will depend on the aggregate performance of the Reference Currencies relative to the U.S. Dollar. For example, the value of any currency, including the Reference Currencies, may be affected by complex political and economic factors. The value of each Reference Currency, relative to the U.S. Dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country of each Reference Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Reference Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Reference Currencies.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN —** If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation of the Basket, which may be significant. We refer to this percentage as the Maximum Total Return, which will be determined on the pricing date and will not be less than 14.70%.

- **WE HAVE NO CONTROL OVER EXCHANGE RATES —** Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a note that is linked to an exchange rate.

- **THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL REFERENCE CURRENCIES —** You may receive a lower payment at maturity than you would have received if you had invested in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.

- **CHANGES IN THE VALUE OF THE EQUALLY WEIGHTED REFERENCE CURRENCIES MAY OFFSET EACH OTHER —** Because the performance of the Basket is determined by the performance of the Brazilian Real, the Australian Dollar and the Norwegian Krone relative to the U.S. Dollar, your notes will be exposed to currency exchange rate risk with respect to Brazil, Australia and Norway relative to the United States. Movements in the exchange rates of the Reference Currencies may not correlate with each other. As a result, your investment in the notes may only yield a positive return if there occurs a broad-based rise in foreign currency values as compared to the U.S. Dollar across diverse markets over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Australian Dollar may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the Brazilian Real.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI's duties as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this term sheet. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at 6:00 p.m., New York City time, on the pricing date. If the calculation agent determines that the Starting Spot Rate for one or more Reference Currencies exceeds that reflected in the publicly available information, each affected Reference Currency must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Reference Currencies and the U.S. Dollar;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally as well as in each of the Reference Currencies' countries and in the United States;
  - the exchange rate and the volatility of the exchange rate among each of the Reference Currencies;
  - changes in correlation between the Reference Currency exchange rates;
  - suspension or disruption of market trading in any or all of the Reference Currencies or the U.S. Dollar;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —

Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to the U.S. Dollar

TS- 3

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity of the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Upside Leverage Factor of 2.1 and a Maximum Total Return of 14.70%. **The actual Upside Leverage Factor will be determined on the pricing date and will not be less than 2.1. The actual Maximum Total Return will be determined on the pricing date and will not be less than 14.70%.** The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	14.70%
170.00	70.00%	14.70%
160.00	60.00%	14.70%
150.00	50.00%	14.70%
140.00	40.00%	14.70%
130.00	30.00%	14.70%
120.00	20.00%	14.70%
110.00	10.00%	14.70%
107.00	7.00%	14.70%
105.00	5.00%	10.50%
100.00	0.00%	0.00%
95.00	-5.00%	-5.00%
90.00	-10.00%	-10.00%
80.00	-20.00%	-20.00%
70.00	-30.00%	-30.00%
60.00	-40.00%	-40.00%
50.00	-50.00%	-50.00%
40.00	-60.00%	-60.00%
30.00	-70.00%	-70.00%
20.00	-80.00%	-80.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, your payment at maturity is equal to $1,105 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(105\text{-}100)/100] \times 2.1) = \$1,105$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.

Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, your payment at maturity per $1,000 principal amount note is $600 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(60\text{-}100)/100]) = \$600$$

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, and the Basket Return of 20% multiplied by the hypothetical Upside Leverage Factor of 2.1 exceeds the hypothetical Maximum Total of 14.70%, your payment at maturity will equal $1,147, the maximum payment on the notes.

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 0.

Because the Ending Basket Level of 0 is lower than the Starting Basket Level of 100, your payment at maturity is $0 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(0\text{-}100)/100]) = \$0$$

JPMorgan Structured Investments —
Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to the U.S. Dollar

TS- 4

Historical Information

The first three graphs below show the historical weekly performance of each Reference Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (which, in the case of the Brazilian Real (BRL) and the Norwegian Krone (NOK), is the amount of the applicable Reference Currency that can be exchanged for one U.S. Dollar and, in the case of the Australian Dollar (AUD), is the amount of U.S. Dollars that can be exchanged for one unit of the applicable Reference Currency, and which, in each case, we refer to in this term sheet as the exchange rate) from January 1, 2003 through May 8, 2009. The exchange rates of the Brazilian Real, the Norwegian Krone and the Australian Dollar, at approximately 6:00 p.m., New York City time, on May 8, 2008, were 2.0608, 6.3385 and 0.7686, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket increases, and thus the Basket Return increases, when the U.S. Dollar depreciates in value against the individual Reference Currencies. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed, for the Brazilian Real and the Norwegian Krone, as one divided by the amount of the applicable Reference Currency per one U.S. Dollar, which is the inverse of the conventional market quotation for each such Reference Currency set forth in the applicable graphs below and, for the Australian Dollar, as the amount of U.S. Dollars per one unit of Reference Currency, which is largely consistent with the approach used to determine the conventional market quotation for each such Reference Currency set forth in the applicable graphs below.

The last graph below shows the weekly performance of the Basket from January 1, 2003 through May 8, 2009, assuming that the Basket Closing Level on January 1, 2003 was 100, that each Reference Currency had a 1/3 weight in the Basket on that date and that the closing spot rates of each Reference Currency on the relevant dates were the Spot Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined by, for the Brazilian Real and the Norwegian Krone, dividing one by the rates reported by Bloomberg Financial Markets and, for the Australian Dollar, the rates reported by Bloomberg Financial Markets, and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies at approximately 6:00 p.m., New York City time, that would be derived from the applicable Reuters page.









The Spot Rates of the Brazilian Real, the Norwegian Krone and the Australian Dollar, at approximately 6:00 p.m., New York City time, on May 12, 2009, were 0.482975, 0.155195 and 0.765, respectively, calculated in the manner set forth under "Additional Key Terms — Spot Rate" in this term sheet.

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Reference Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies on the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $35 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-35 of the accompanying product supplement no. 146-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $35 per $1,000 principal amount note.

JPMorgan Structured Investments —
Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to the U.S. Dollar

TS- 5